STATEMENT OF INVESTMENTS
Dreyfus Florida Intermediate Municipal Bond Fund

September 30, 2006 (Unaudited)

Long-Term Municipal Investments--98.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--88.9%				
Bay County,				
Sales Tax Revenue (Insured;				
AMBAC)	5.00	9/1/24	3,325,000	3,573,843
Brevard County,				
Local Option Fuel Tax Revenue				
(Insured; FGIC)	5.00	8/1/23	1,260,000	1,344,748
Brevard County Health Facilities				
Authority, Revenue (Holmes				
Regional Medical Center)				
(Insured; MBIA)	5.30	10/1/07	3,000,000	3,033,570
Broward County School Board,				
COP (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,154,768
Capital Projects Finance				
Authority, Student Housing				
Revenue (Capital Projects Loan				
Program) (Insured; MBIA)	5.50	10/1/16	4,285,000	4,591,592
Charlotte County,				
Utility Revenue (Insured; FGIC)	5.40	10/1/08	1,210,000	1,235,954
Clay County Housing Finance				
Authority, Revenue				
(Multi-County Program)				
(Collateralized: FNMA and GNMA)	4.85	10/1/11	425,000	435,910
Collier County School Board,				
COP (Master Lease Program				
Agreement) (Insured; FSA)	5.25	2/15/20	3,500,000	3,932,285
Collier County School Board,				
COP (Master Lease Program				
Agreement) (Insured; FSA)	5.25	2/15/22	2,000,000	2,256,680
Dade County,				
Special Obligation Revenue				
(Insured; AMBAC)	0.00	10/1/10	6,825,000	5,863,835
Dade County,				
Water and Sewer Systems				
Revenue (Insured; FGIC)	6.25	10/1/11	2,115,000	2,369,117
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,905,008
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,709,175
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,901,490
Florida Board of Education,				
Public Education Capital Outlay	5.50	6/1/10	5,000,000 [a]	5,381,050
Florida Department of				
Environmental Protection,				
Revenue (Insured; FGIC)	5.75	7/1/09	5,100,000	5,395,188
Florida Department of Transportation,				
Turnpike Revenue	5.25	7/1/23	1,945,000	2,056,448
Florida Education System,				
University of Florida Housing				
Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,210,050
Florida Municipal Power Agency,				
Revenue (Stanton II Project)				
(Insured; AMBAC)	5.50	10/1/15	3,635,000	3,998,827
Florida Ports Financing				
Commission, Revenue				
(Transportation Trust Fund -				
Intermodal Program) (Insured;				
FGIC)	5.50	10/1/16	1,745,000	1,838,898
Florida Water Pollution Control				
Financing Corp., Water PCR	5.25	1/15/21	2,545,000	2,775,501
Hillsborough County,				
GO (Unincorporated Area Parks				
and Recreation Program)				
(Insured; MBIA)	5.00	7/1/22	1,155,000	1,288,252
Hillsborough County,				
Utility Revenue (Insured;				

AMBAC)	5.50	8/1/14	3,205,000	3,599,600
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital)	5.25	10/1/15	3,000,000	3,213,510
Hillsborough County School Board, COP (Insured; MBIA)	5.00	7/1/16	2,625,000	2,740,684
Indian River County, GO (Insured; MBIA)	5.00	7/1/20	2,265,000	2,458,725
Indian Trace Development District, Water Management Special Benefit Assessment (Insured; MBIA)	5.00	5/1/20	1,500,000	1,631,775
Jacksonville, Guaranteed Entitlement Revenue (Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,357,262
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,625,190
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,625,190
Jacksonville, Sales Tax Revenue (River City Renaissance Project) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,517,975
Lakeland, Electric and Water Revenue	5.90	10/1/07	2,385,000	2,441,047
Lee County, Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,708,650
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/12	1,065,000	1,173,715
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/13	1,485,000	1,655,909
Miami, Limited Ad Valorem Tax (Homeland Defense/Neighborhood Capital Improvement Projects) (Insured; MBIA)	5.50	1/1/16	3,000,000	3,263,040
Miami-Dade County, Public Service Tax Revenue (UMSA Public Improvements) (Insured; AMBAC)	5.50	4/1/16	2,190,000	2,394,984
Miami-Dade County, Transit System Sales Surtax Revenue (Insured; XLCA)	5.00	7/1/24	2,530,000	2,706,164
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	3,000,000	3,189,270
Northern Palm Beach County Improvement District, Water Control and Improvement (Unit of Development Number 5B)	5.75	8/1/09	795,000 a	825,226
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/15	1,010,000	1,046,734
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare) (Insured; MBIA)	6.25	10/1/11	1,770,000	1,986,117
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	6.75	7/1/22	3,000,000	3,250,770
Palm Beach County, Criminal Justice Facilities Revenue (Insured; FGIC)	5.38	6/1/10	1,825,000	1,940,377
Palm Beach County, Public Improvement Revenue (Convention Center Project)				

(Insured; FGIC)	5.50	11/1/11	1,785,000 [a]	1,945,257
Palm Beach County School Board, COP (Insured; FGIC)	6.00	8/1/10	4,000,000 [a]	4,377,800
Palm Beach County School Board, COP (Insured; FSA)	5.50	8/1/12	4,910,000 [a]	5,390,296
Sarasota County School Board, COP (Master Lease Program) (Insured; FGIC)	5.00	7/1/15	1,000,000	1,087,440
Seminole County, Water and Sewer Revenue	5.00	10/1/21	1,050,000	1,129,160
Seminole County, Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,857,338
Tampa, Cigarette Tax Allocation (H. Lee Moffitt Cancer Research Project) (Insured; AMBAC)	5.00	3/1/08	2,000,000	2,041,080
Tampa Bay, Water Utility Systems Revenue (Insured; FGIC)	5.13	10/1/08	3,205,000 [a]	3,332,687
Volusia County School Board, Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,369,080
U.S. Related--9.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 [a]	1,076,840
Childrens's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,230,520
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,500,000	1,621,785
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	2,500,000	2,740,200
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/12	2,440,000	2,533,647
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/16	1,510,000	1,623,930
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) (Insured; XLCA)	5.25	7/1/20	2,000,000	2,270,340
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,735,000	1,783,545
Total Investments (cost $165,181,527)			**98.6%**	**172,015,048**
Cash and Receivables (Net)			**1.4%**	**2,391,437**
Net Assets			**100.0%**	**174,406,485**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b At September 30, 2006, 30.0% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper

EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance